January 15, 2020

VIA EDGAR SUBMISSION

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	FS Series Trust (the "Registrant") File No. 333-235668 Rule 473 Filing

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 (File No. 333-235668) relating to the proposed reorganization of FS Energy Total Return Fund (File No. 333-214232) into a newly created series of the Registrant, FS Energy Total Return Fund.  The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on December 20, 2019 (0001104659-19-075099) pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the city of Philadelphia, and Commonwealth of Pennsylvania, on this 15th day of January, 2020.

Please direct questions or comments relating to this filing to Joshua B. Deringer at (215) 988-2959, or in his absence, to David L. Williams at (312) 569-1107.

Very truly yours, /s/ Michael C. Forman Michael C. Forman, President